EXHIBIT 99.3

AMC Consultants Pty Ltd ABN 58 008 129 164 Level 1, 1100 Hay Street West Perth WA 6005 Australia T +61 8 6330 1100 E perth@amcconsultants.com W amcconsultants.com

CONSENT OF CHRISTOPHER ARNOLD

 In connection with the press release (“Press Release”) of Sandstorm Gold Ltd (the “Company”) dated November 24, 2021 and filed on Form 6-K with the Securities and Exchange Commission, I, Christopher Arnold, Principal Geologist, consent to (i) the use of and references to my name in connection with the Press Release, as an expert or “qualified person”, who has reviewed, prepared or approved the disclosure of the scientific and technical information contained in the Press Release and the use of the technical report to be entitled “Hod Maden Project Feasibility Study – Technical Report NI 43-101”, or portions thereof, contained in the Press Release that I supervised the preparation of and/or was reviewed and approved by me (the “Technical Information”), (ii) the use and inclusion of the Technical Information in the written disclosure contained in the Press Release, and (iii) the incorporation by reference of the Press Release and Technical Information into the Company’s Registration Statement on Form F-10 (File No. 333-237619), as amended or supplemented.

DATED this 24th day of November, 2021.

/s/ Christopher Arnold
Name: Christopher Arnold Title: Principal Geologist Company: AMC Consultants Pty Ltd

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